UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 2015

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File Number:  001-36695

PATHFINDER BANK 401K SAVINGS PLAN
(Full Title of Plan)

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street
Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK
401(K) SAVINGS PLAN

Financial Statements
and Supplemental Schedule
as of December 31, 2015 and 2014

PATHFINDER BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS
DECEMBER 31, 2015 AND 2014

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-11

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12-13

SIGNATUARES	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Pathfinder Bank 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Pathfinder Bank 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Pathfinder Bank 401(k) Savings Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Company, LLP
Bonadio & Company, LLP
Syracuse, New York
June 24, 2016

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS

INVESTMENTS, at fair value:
Registered investment companies	$7,338,032	$6,696,453
Self-directed brokerage accounts	2,690,482	2,001,908

Total investments	10,028,514	8,698,361

NOTES RECEIVABLE FROM PARTICIPANTS	398,791	365,390

Net assets available for benefits	$10,427,305	$9,063,751

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$499,284	$533,887
Dividend income	28,623	-
Interest income on notes receivable from participants	16,734	14,896

Total investment income	544,641	548,783

CONTRIBUTIONS:
Employer	474,739	425,797
Participants	542,439	459,587
Rollover	32,124	3,398

Total contributions	1,049,302	888,782

Total additions	1,593,943	1,437,565

DEDUCTIONS:
Benefits paid to participants	230,389	211,758

Total deductions	230,389	211,758

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	1,363,554	1,225,807

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	9,063,751	7,837,944

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$10,427,305	$9,063,751

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1.         DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employees Retirement Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants' investment allocations.

In addition the Bank makes a Safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant's annual compensation.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vesting Years	Vested Percentage

Fewer than 1	20%
Fewer than 2	40%
Fewer than 3	60%
Fewer than 4	80%
5 or more	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000.  The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence.  Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant's account and bear a reasonable rate of interest determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts available totaled $13,570 and $8,959, respectively. These accounts will be used to offset Plan expenses. Plan expenses were reduced by $67 and $55 from forfeited non-vested accounts for the years ended December 31, 2015 and 2014, respectively.

Change in Accounting Principle

In July 2015, the FASB issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient.  Part I eliminates the requirements to measure the fair value of fully-benefit investment contracts and provide certain disclosures.  Contract value is the only required measure for fully benefit- responsive investment contracts.  Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of the net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  Part II also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks.  Parts I and III are not applicable to the Plan.  The ASU is effective for fiscal years beginning after December 15, 2015 with the early adoption permitted.  Management has elected to adopt Part II early, with retrospective application to all periods presented.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan document states that at the discretion of the Plan's sponsor, any administrative expenses can be paid by either the Plan or the Plan's sponsor.  For the years ended December 31, 2015 and 2014, all administrative expenses were paid by the Plan Sponsor.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform to the current year presentation.

3.        FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2 -	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 -	Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

During 2014, the Plan reclassified registered investment companies previously held in level 1 to level 2 due to a change in management's assessment and clarification of the inputs being more consistent with level 2 inputs rather than level 1.  There was, however, no change in the actual inputs.  The Plan's policy is to recognize reclassifications as of the end of the year in which the change arose.  There were no reclassifications or transfers during 2015.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts are based on quoted market prices. All investments are participant-directed.

Level 2 Fair Value Measurements

The fair value of the registered investment companies are valued as determined by the custodian based on their net asset values and recent transaction prices.  The investment objectives and underlying investments of the registered investment companies vary with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate bonds, some holding a blend of corporate bonds, and others holding a blend of various domestic and international stocks.  Each registered investment company provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The registered investment companies invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes the valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Registered investment companies	$-	$7,338,032	$-	$7,338,032
Total registered investment companies	-	7,338,032	-	7,338,032

Self-directed brokerage accounts:
Common stock-employer stock	2,635,813	-	-	2,635,813
Self-directed brokerage accounts	54,669	-	-	54,669
Total self-directed brokerage accounts	2,690,482	-	-	2,690,482

Total investments	$2,690,482	$7,338,032	$-	$10,028,514

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Registered investment companies	$-	$6,696,453	$-	$6,696,453
Total registered investment companies	-	6,696,453	-	6,696,453

Self-directed brokerage accounts:
Common stock-employer stock	1,999,582	-	-	1,999,582
Self-directed brokerage accounts	2,326	-	-	2,326
Total self-directed brokerage accounts	2,001,908	-	-	2,001,908

Total investments	$2,001,908	$6,696,453	$-	$8,698,361

4.        TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by The Pension Service, Inc. The prototype plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.        RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan's assets, therefore these transactions qualify as party-in-interest.

In 2014, the Plan provided participants a stock offering of Pathfinder Bancorp, Inc.'s common stock thorough self-directed brokerage accounts. The Plan received 177,842 shares at $10 per share.  As of December 31, 2015, the Plan held 204,249 shares of Pathfinder Bancorp, Inc.'s common stock fund at a per-share price of $12.90.  As of December 31, 2014, the Plan held 204,029 shares of Pathfinder Bancorp, Inc.'s common stock fund at a per-share price of $9.80.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants' accounts.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.        PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in their accounts.

7.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014:

	2015	2014

Net assets available for benefits per the financial statements	$10,427,305	$9,063,751
Cumulative deemed distributions on participant notes	(22,115)	(17,079)
Net assets available for benefits per the Form 5500	$10,405,190	$9,046,672

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits per Form 5500 for the year ending December 31:

	2015	2014

Changes in net assets available for benefits per the financial statements	$1,363,554	$1,225,807
Cumulative deemed distributions on participant notes	(5,036)	(2,016)
Changes in net assets available for benefits per Form 5500	$1,358,518	$1,223,791

PATHFINDER BANK 401(K) SAVINGS PLAN
SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
DECEMBER 31, 2015
	Identity of Issuer, Borrower,	Description of Investment Including Maturity Date, Rate of Interest,			Current
(a)	Lessor, or Similar Party (b)	Collateral, Par, or Maturity Value (c)	Cost (d)		Value (e)

*	Pathfinder Bancorp, Inc.	Common stock		**	$2,635,813
	First Niagara Group Com	Common stock		**	546
	Five Star Quality Care Com	Common stock		**	1,749
	Market Vectors Etf Trail Svcs	Common stock		**	11,902
	Planet Fitness Inc Com C1A	Common stock		**	1,563
	The Black Stone Group LP Com	Common stock		**	3,787
	PJT Partners Inc Com C1 A	Common stock		**	57
	CVR Partners LP Com	Common stock		**	10,013
*	TDAM Money Market Portfolio	Money Market Fund		**	25,052
	AB Glbl Bd I	Registered investment company		**	19,066
	AmBcn Intl Eq Inst	Registered investment company		**	9,280
	AmBcn SmCap Val Inst	Registered investment company		**	5,817
	AmCent ShtDrInflPrtBd	Registered investment company		**	5,749
	AmFds AMCAP R6	Registered investment company		**	582,119
	AmFds Am Hi Inc Tr R6	Registered investment company		**	27,611
	AmFds Am Mut R6	Registered investment company		**	464,066
	AmFds EuroPacfc Gr R6	Registered investment company		**	7,559
	AmFds Fdmntl Inv R6	Registered investment company		**	894,434
	AmFds New Wld R6	Registered investment company		**	29,367
	DFA Emrg Mkt Cor Inst	Registered investment company		**	3,482
	DFA Glbl RealEst Sec	Registered investment company		**	8,165
	DWS RREEF RealEst Sec Inst	Registered investment company		**	155,678
	DodgeCox Intl Stk	Registered investment company		**	159,230
	Drey Inst Prfrd MnyMkt Prm	Registered investment company		**	59,134
	FidAdv Strat Inc I	Registered investment company		**	5,448
	Harbor Intl Inst	Registered investment company		**	97,427
	Invsco Eq Inc Y	Registered investment company		**	6,005
	Invsco Gr Inc Y	Registered investment company		**	37,137
	JPM MdCap Val Inst	Registered investment company		**	607,837
	JPM Mrtg Bckd Sel	Registered investment company		**	74,033
	JPM SmCap Val Sel	Registered investment company		**	2,334
	JPM Strat Inc Oppr5	Registered investment company		**	3,462
	LeggM BW Glbl Oppr Bd Inst	Registered investment company		**	5,715
	Loomis Bd Inst	Registered investment company		**	203,440
	MFS Rsrch R4	Registered investment company		**	8,213
	MSIF MdCap Gr I	Registered investment company		**	213,565

PATHFINDER BANK 401(K) SAVINGS PLAN
SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
December 31, 2015
(Continued)
		Identity of Issuer, Borrower,	Description of Investment Including Maturity Date, Rate of Interest			Current
(a)		Lessor or Similar Party (b)	Collateral, Par, or Maturity Value (c)	Cost (d)		Value (e)
*		NW Dest 2015 Inst	Registered investment company		**	10,198
*		NW Dest 2020 Inst	Registered investment company		**	30,823
*		NW Dest 2025 Inst	Registered investment company		**	66,791
*		NW Dest 2030 Inst	Registered investment company		**	271,820
*		NW Dest 2035 Inst	Registered investment company		**	6,698
*		NW Dest 2040 Inst	Registered investment company		**	8,490
*		NW Dest 2045 Inst	Registered investment company		**	94,690
*		NW Dest 2050 Inst	Registered investment company		**	80,328
*		NW Dest 2055 Inst	Registered investment company		**	20,316
*		NW Rtmt Inc Inst	Registered investment company		**	4,270
		Opp Devl Mkt Y	Registered investment company		**	311,523
		Opp Glbl Oppr Y	Registered investment company		**	112,934
		Opp Glbl Y	Registered investment company		**	6,986
		PIMCO Low Dur Inst	Registered investment company		**	10,257
		PIMCO Real Rtn Inst	Registered investment company		**	306,479
		Prncpl Eq Inc I Inst	Registered investment company		**	5,860
		Prncpl Hi Yld Inst	Registered investment company		**	50,716
		Prncpl MdCap Inst	Registered investment company		**	183,275
		Prudntl Hi Yld Z	Registered investment company		**	4,640
		Prudntl St Cor Bd Z	Registered investment company		**	23,189
		Prudnt Ttl Rtn Bd Z	Registered investment company		**	5,725
		RdgWrth Ttl Rtn Bd I	Registered investment company		**	694,238
		Sntnl Sm Co I	Registered investment company		**	148,276
		TCW Ttl Rtn Bd I	Registered investment company		**	9,161
		TRowePr Cap App	Registered investment company		**	815,548
		TRowePr New Hrizns	Registered investment company		**	27,462
		Vngrd Eq Inc Inv	Registered investment company		**	29,952
		Vngrd Euro Stk Indx Adml	Registered investment company		**	28,800
		Vngrd Explr Adml	Registered investment company		**	2,339
		Vngrd REIT Indx Adml	Registered investment company		**	31,156
		Vngrd SmCap Indx Fd AS	Registered investment company		**	3,833
		Vngrd SmCap Indx Inv	Registered investment company		**	45,875
		Vngrd Ttl StkMkt Indx Fd AS	Registered investment company		**	82,402
		Vngrd Wlsly Inc Inv	Registered investment company		**	107,609
*		Notes receivable from participants	4.25% - 5.25%	-		398,791
		Total investments				$10,427,305
*		Denotes party-in-interest.
	**	Historical cost has not been presented since this investment is participant-directed.
		The accompanying notes are an integral part of this schedule.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.
(registrant)

June 24, 2016             /s/ James A. Dowd
James A. Dowd
Executive Vice President and Chief Financial Officer